September 13, 2006

Ms. Joyce Sweeney

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	Synovus Financial Corp.
Form 10-K for the Fiscal Year ended December 31, 2005
File No. 001-10312

Dear Ms. Sweeney:

This letter is written in response to your comment letter dated September 1, 2006 with respect to Synovus Financial Corp.’s (Synovus) Annual Report on Form 10-K for the year ended December 31, 2005.

Set forth below in the same order as it is set forth in your comment letter are our responses to questions included in your comment letter.

Form 10-K filed March 7, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 12 – Derivative Financial Instruments, page F-26

1.

Please tell us if you hedge brokered certificates of deposit and apply the shortcut method pursuant to paragraph 68 of SFAS 133. If so, tell us whether the swap counterparty pays the broker placement fee for the certificate of deposit or if the broker placement fee is otherwise factored into the pricing and/or terms of the swap.

Synovus hedges certain brokered certificates of deposit using interest rate swaps, and prior to the fourth quarter of 2005 applied the shortcut method. During the third quarter of 2005, Synovus determined that certain of the hedges did not qualify for the shortcut method of hedge accounting as the broker placement fee for the related certificates of deposit was factored into the pricing of the swaps. Effective September 30, 2005, Synovus re-designated the interest rate swaps as hedges of the brokered certificates of deposit using the long-haul method to measure effectiveness. Contemporaneously with the re-designation, Synovus management performed an assessment, in accordance with Staff Accounting Bulletin No. 99, of the impact of improperly applying the shortcut method to these hedging relationships. Based on an evaluation of quantitative and qualitative factors, Synovus’ management, after consultation with its audit committee and independent auditors, concluded that the impact of improperly applying the shortcut method was not material to Synovus’

financial position, results of operations, or cash flows for any annual or quarterly period prior to re-designation.

Note 16 – Fair Value of Financial Instruments, page F-31

2.

In future filings, please describe how you determine the fair values for derivative instruments, trading account assets, and available for sale investment securities. Please provide us with your proposed future disclosure. Refer to paragraphs 10-11 of SFAS 107.

In future filings, Synovus will describe how it determines the fair values for derivative instruments, trading account assets, and available for sale investment securities as follows:

The fair value of derivative instruments consisting of interest rate contracts is equal to the estimated amount that Synovus would receive or pay to terminate the interest rate swap contracts at the reporting date, taking into account current interest rates and the credit-worthiness of the counterparties. The fair value of derivative instruments consisting of commitments to fund and sell fixed-rate mortgage loans is determined based on quoted market prices.

The fair values of trading account assets and available for sale investment securities is determined based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Tandy Language

Synovus acknowledges that:

•	Synovus is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Synovus may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this information satisfactorily responds to your request. Should you have further questions or comments, please do not hesitate to contact me at (706) 649-2401.

Sincerely,

/s/Thomas J. Prescott

Thomas J. Prescott

Executive Vice President and Chief Financial Officer

Cc:	Richard Anthony
Amanda Roberts